Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

May 31, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Brian Fetterolf
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed May 13, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 21, 2024 relating to the Amendment No. 4 to Registration Statement on Form S-4, submitted by the Company to the Commission on May 13, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 4 to Registration Statement on Form S-4 Filed May 13, 2024

Summary of the Proxy Statement/Prospectus, page 1

1.	We note your response to prior comment 1 and reissue the comment in-part. Please revise to provide prominent disclosure in the Summary of the Proxy Statement/Prospectus discussing the outcome of your hearing with Nasdaq on May 7, 2024 and any subsequent developments relating to your common stock’s suspension and delisting risk. In each place where you reference the listing of your securities on Nasdaq (e.g., pages 1 and 19), acknowledge that your securities may be subject to suspension and delisting as a result of the hearing with the Panel on May 7, 2024, if true. In the summary and in your risk factor disclosure on page 34, also update your disclosure to acknowledge that, “[u]nless waived by Kustom Entertainment, the obligations of Kustom Entertainment to consummate the Merger are subject to the satisfaction of the condition that Clover Leaf common stock not have been suspended from trading as a result of a delisting from Nasdaq. If the common stock . . . ,” as you do on pages 145 and 182. Elaborate upon the consequences to stockholders if Kustom Entertainment waives such condition, and as a result, the merger closes and stockholders receive unlisted shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 13 and 35 of the Registration Statement to include the requested information.

Digital Ally/Maxim Letter Agreement, page 90

2.	We note your disclosure indicating that Maxim is entitled to deferred underwriting fees payable by Clover Leaf in the amount of $4,840,930.50 pursuant to the Underwriting Agreement in connection with Clover Leaf’s IPO. We also note that you appear to be allocating a portion of such fees pursuant to the Maxim Letter Agreement, which your revised disclosure describes as an agreement between Digital Ally and Maxim in connection with Maxim’s role as Digital Ally’s financial advisor and investment banker to Digital Ally. Please revise here and throughout the prospectus, as applicable, to clarify the relationship between the deferred underwriting fee owed to Maxim by Clover Leaf and the M&A advisory fee owed to Maxim by Digital Ally. In this regard, it is unclear whether you are offsetting $4,840,930.50 deferred underwriting fee incurred by Clover Leaf with the Success Fee of 3.0% incurred by Digital Ally. To the extent that the 3.0% Success Fee does reduce the deferred underwriting fee, please revise to clearly explain this as appropriate throughout the prospectus, including in your new risk factor entitled “Maxim may have a potential conflict of interest . . . “ on page 23 and on page xxii, where you quantify the cash fee as $3,630,698. Additionally, revise to clarify whether Maxim is agreeing to a reduced deferred underwriting fee despite already completing their underwriting services, and highlight in the risk factor the gratuitous nature of such fee reduction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xix and 11 of the Registration Statement to include the requested information.

3.

We note your disclosure on, e.g., page xxi, that “Digital Ally Stockholders are expected to own [•]% of the outstanding Combined Company Common Stock, of which Maxim is expected to own [•]% of the outstanding Combined Company Common Stock.” Please clarify here whether the Stock Fee will reduce the merger consideration to be issued to the holders of Kustom Entertainment and further clarify that this will thereby reduce the amount of shares to ultimately be distributed by Digital Ally to its stockholders as part of the Digital Ally Distribution, if true.

In connection therewith, in your anticipated ownership charts throughout the prospectus (e.g., page xxii), please revise to include the amount of shares to be issued to Maxim as a line item separate from Kustom Entertainment stockholders. Ensure that you disclose the total amount anticipated to be owned by Maxim in this table (e.g., by combining the total Stock Fee amount with the Underwriter Shares’ line item).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xix, xxii, 11, 16, 39, 61, 68 and 71 of the Registration Statement to include the requested information.

4.	In an appropriate place in your prospectus, please revise to disclose when Digital Ally agreed to the revised 3.0% Success Fee and the reasons for such fee reduction from 3.5%, and file the Maxim Letter Agreement and any subsequent amendment(s). Additionally, elaborate upon Maxim’s role as financial advisor to Digital Ally and the role that they played in the transaction and valuation discussions, considering there is no mention of Maxim in the Background of the Business Combination following introduction of the parties and the introduction of the parties on April 7 appears to pre-date the execution of the Letter Agreement. Last, clarify the method by which you will determine the amount of shares comprising the Success Fee. In particular, clarify whether the merger consideration (comprised of $125 million minus the Closing Indebtedness) is the same as the “Enterprise Value of the Combined Company following consummation of the Business Combination.” In this regard, and as example only, your disclosure on page 109 indicates that the $125 million valuation is the “pre-transaction enterprise value of Kustom Entertainment” as opposed to the post-closing enterprise value of the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xix, 10 and 92 of the Registration Statement to include the requested information and has filed the Maxim Letter Agreement as Exhibit 10.10 to the Registration Statement, and the Side Letter to the Maxim Letter Agreement as Exhibit 10.11 to the Registration Statement.

5.	We note your disclosure that “Digital Ally and Maxim have agreed that Digital Ally will register the shares of Combined Company Common Stock comprising the Stock Fee.” Please revise to elaborate upon how Digital Ally has granted Maxim registration rights with respect to shares of the combined company stock, as it does not appear that Digital Ally would have authority to grant Maxim such rights. In this regard, we note that the Registration Rights Agreement discussed elsewhere in the registration statement contemplates registration rights granted by Clover Leaf.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xix, 10 and 92 of the Registration Statement to clarify Maxim’s registration rights with respect to the shares of the combined company stock.

Recommendation of the Board and Reasons for the Business Combination, page 100

6.	We note your response to prior comment 2, as well as your revised disclosure that “[t]he financial forecasts that were prepared by Kustom Entertainment management and shared with the Clover Leaf Board and Newbridge comprised of projected income statements for 2023 and 2024.” Where you disclose that “[t]he Clover Leaf Board reviewed and discussed the background of the financial projections of Kustom Entertainment,” revise to clarify which years were shared and reviewed by the Clover Leaf Board.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 103 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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